PHL Variable Insurance Company One American Row Hartford, CT 06102-5056

February 11, 2011

Mr. Min S. Oh

Staff Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

VIA EDGAR

RE:	Phoenix Guaranteed Income Edge Post-Effective Amendment No. 2 to Registration Statement on Form S-1 File No. 333-161382

Dear Mr. Oh:

Below please find our responses to the Staff’s follow up comments taken orally on February 2 and 4, 2011 regarding the referenced post-effective amendment (“Post-Effective Amendment”).

Follow up to comment 7, “How is Your Retirement Income Amount Calculated,” page 32, given February 2, 2011.

Please be clear as to when the Retirement Income Base used to calculate the RIA is calculated and whether this Retirement Income Base is calculated differently depending on whether the Retirement Income Date is a Business Day. Additionally, please provide a narrative description as to how the revised disclosure is consistent with the corresponding disclosure contained in the definitive prospectus.

RESPONSE: We propose the following draft disclosure and narrative response.

6. How is Your Retirement Income Amount Calculated?

Your Retirement Income Amount is first calculated on your Retirement Income Date, which is the later of the Certificate Effective Date or your 65 birthday (or, if you own your certificate jointly with your spouse, the younger spouse’s 65 birthday). The Retirement Income Amount is calculated using your Retirement Income Base in effect on your Retirement Income Date, which is the Retirement Income Base calculated as of the close of the immediately preceding Business Day. If your Retirement Income Date falls on a non-Business Day, your Retirement Income Amount is still calculated using the Retirement Income Base in effect on your Retirement Income Date; however, as a practical matter, you cannot withdraw any or all of your Retirement Income Amount from your Account until the next following Business Day.

NARRATIVE RESPONSE: Please note that the revised disclosure makes explicit that the RIB in effect at the time we first calculate the RIA is the RIB that had been determined at the close of the preceding business day. If the RID is not a business day, that RIB (determined at the close of the preceding business day) would be carried over to the next business day. On that next business day, the RIA, calculated based on that RIB, would become available for withdrawal from the account without negatively impacting the certificate. The concept that the RIA is calculated using the RIB determined at the close of the prior business day was present in the disclosure in the definitive prospectus. Also, the revised draft disclosure clarifies that the reference to the “next following Business Day” relates to when the RIA is available for withdrawal, and is not relevant to determining the RIB used in calculating the RIA.

Comment: Please make additional revisions for clarity in the first paragraph and clarify the narrative response offered on February 3, 2011.

How is Your “Retirement Income Amount” Calculated?

Your Retirement Income Amount is first calculated on your Retirement Income Date, which is the later of the Certificate Effective Date or your 65 birthday (or, if you own your certificate jointly with your spouse, the younger spouse’s 65 birthday). At that time, the Retirement Income Amount is calculated using your Retirement Income Base in effect on your Retirement Income Date, which is the Retirement Income Base as of the close of business on the immediately preceding Business Day. That Retirement Income Base is multiplied by the Retirement Income Percentage you elected during the Application Process (4% or 5%) and the result is prorated based on the number of days from your Retirement Income Date until the following January 1.

RESPONSE: We have revised the disclosure as requested and provided the following narrative response in our correspondence filing dated February 8, 2011.

Please note that the revised disclosure makes explicit that the RIB in effect at the time we first calculate the RIA is the RIB that had been determined at the close of the preceding business day. The concept that the RIA is calculated using the RIB determined at the close of the prior business day was present in the disclosure in the definitive prospectus. Also, all discussion of the effect of nonbusiness days which, only impacts when a certificate holder can actually access money from the managed account, rather than actual calculation of the RIA now appears in the revised last paragraph of Section 6, How is Your Retirement Income Amount Calculated? on page 32 of the prospectus.

As described in our correspondence filing of February 8, 2011, unless further revised in response to additional Staff comments, the prospectus filed under Rule 424(b)(3) will reflect the final disclosure provided in the correspondence filing of February 8, 2011.

Please contact me at 860.403.6486 with any questions about this filing.

Sincerely,

/s/ Mary K. Johnson
Mary K. Johnson
Counsel
Phoenix Life Insurance Company